Wells Fargo Variable Trust

File Nos. 333-74283; 811-09255

Application For Withdrawal of Post-Effective Amendment No. 7

In connection with the registration of Wells Fargo Variable Trust (the "Trust") under the Investment Company Act of 1940, and the issuance of securities by it under the Securities Act of 1933, and pursuant to Rule 477 under the Securities Act of 1933, the Trust hereby submits an Application (the "Application") for Withdrawal of its Post-Effective Amendment No. 7, filed February 16, 2001, Accession No. 0000929624-01-000300.

Post-Effective Amendment No. 7 was filed to register a new series of the Trust, the Specialized Technology Fund. Subsequent to this filing, management has determined that an adequate market does not currently exist in its variable product arena to make the launch of the Trust’s Specialized Technology Fund economically viable. Post Effective Amendment No. 7 was scheduled to become effective on May 1, 2001, and has not yet become effective. No public offering of these securities has commenced and no securities for this series have been sold.

Registrant also hereby requests that an order be issued granting its Application for Withdrawal of Post Effective Amendment No. 7 as soon as is practicable.

WELLS FARGO VARIABLE TRUST

BY: /s/ Dorothy A. Peters

Dorothy A. Peters

Assistant Secretary, and as Attorney-in-Fact for

Michael J. Hogan, President

[Morrison & Foerster LLP Letterhead]

April 30, 2001

Writer’s Direct Dial Number

(202) 887-1537

VIA EDGAR

Harry Eisenstein

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Wells Fargo Variable Trust

SEC File Nos. 333-74283; 811-09255

Dear Mr. Eisenstein:

In connection with the registration of Wells Fargo Variable Trust (the "Trust") under the Investment Company Act of 1940, and the issuance of securities by it under the Securities Act of 1933, and pursuant to Rule 477 under the Securities Act of 1933, we hereby transmit the Trust’s Application for Withdrawal of its Post-Effective Amendment No. 7, filed February 16, 2001, Accession No. 0000929624-01-000300.

The Application is being submitted to withdraw the registration of a new series of the Trust.

If you have any questions concerning this matter, please do not hesitate to contact me at the telephone number set forth above.

Sincerely,

/s/ Janis E. Fonda

Janis E. Fonda